April 9, 2018

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Craig Arakawa

Accounting Branch Chief Office of Beverages, Apparel, and Mining
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:                             Molson Coors Brewing Company

Form 10-K for the Year Ended December 31, 2017

Filed February 14, 2018

File No. 001-14829

Dear Mr. Arakawa:

Molson Coors Brewing Company (“MCBC” or the “Company”) respectfully submits this response to the comment set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 4, 2018, relating to the above-referenced Form 10-K for the fiscal year ended December 31, 2017 (the “10-K” or “our 10-K”). For convenience, the Staff’s comment is set forth below followed by our response.

Form 10-K for the Year Ended December 31, 2017

Item 8. Financial Statements and Supplementary Data

Note 4. Acquisitions and Investments, page 102

1.              We note you completed the acquisition of MillerCoors in October 2016 for $12 billion in cash, subject to a downward purchase price adjustment as described in the purchase agreement. You disclose that you settled the purchase price adjustment with ABI on January 21, 2018 for $330 million and since this settlement occurred after the finalization of purchase accounting, the settlement proceeds will be recorded as a gain within special items, net in your consolidated statement of operations for the three months ended March 31, 2018. Please tell us how you considered this downward purchase price adjustment as part of the consideration transferred and in your identification of assets acquired and liabilities assumed in the business combination under ASC 805-20-25. Please also provide the accounting literature that supports your recognition of the gain.

Molson Coors Brewing Company

1801 California Street Suite 4600 • Denver, Colorado • 80202 • USA
Tel. (303) 927-2416

MOLSON is a registered trademark of Molson Canada 2005, used under license. COORS is a registered trademark of Coors Brewing Company, used under license.

Response:

On October 11, 2016, concurrently with the acquisition of SABMiller plc (“SABMiller”) by Anheuser-Busch InBev SA/NV (“ABI”), MCBC completed the acquisition of SABMiller’s 58% economic interest and 50% voting interest in MillerCoors LLC (“MillerCoors”) and all trademarks, contracts and other assets primarily related to the “Miller International Business,” as defined in the purchase agreement, outside of the U.S. and Puerto Rico (the “Acquisition”) for $12.0 billion in cash, subject to potential downward adjustment as described below.

As required under ASC 805, MCBC recorded all assets acquired and liabilities assumed at their respective acquisition-date fair values based on the information available at that time with the excess of total consideration over these fair values recorded as goodwill. As discussed in Note 4 of Item 8 of the Form 10-K for the year-ended December 31, 2017, the total consideration used for the fair value allocation consisted of cash consideration, previously held equity interest in MillerCoors and other adjustments.

At the time MCBC and ABI entered into the purchase agreement for the Acquisition, both parties had limited information about the Miller International Business, which at that time was owned by SABMiller. As a result, MCBC and ABI agreed that the $12.0 billion Acquisition purchase price would be potentially subject to a downward adjustment as further described in Section 2.02 of the purchase agreement. This purchase price adjustment clause required payment to MCBC if the unaudited, U.S. GAAP based EBITDA, excluding certain adjustments for extraordinary, unusual or non-recurring charges, gains and losses, for the Miller International Business for the twelve months prior to closing of the Acquisition was below $70 million. As a result of the limited information available, total consideration reflected actual cash paid and, therefore, MCBC did not record a receivable related to total consideration as part of purchase accounting as it had no reliable basis to do so. Further, because the downward purchase price adjustment, if any, would be based on historical results which existed, but were not known, as of the Acquisition date, MCBC determined any future adjustment should not be accounted for as contingent consideration in the determination of total consideration under ASC 805.

In February 2017, in accordance with Section 2.02 of the purchase agreement, ABI delivered its closing statement and closing income statement (each as defined in the purchase agreement) to MCBC, which set forth ABI’s calculation of the trailing 12-month EBITDA for the Miller International Business. At this point, there was a reasonable possibility that there would be no adjustment to the original purchase price.

In April 2017, MCBC submitted to ABI a notice of disagreement in response to ABI’s closing statement. The parties attempted in good faith to mutually resolve their differences, as required by the purchase agreement, but were unable to do so. In July 2017, the parties selected an arbiter and entered into confidential arbitration, as contemplated in the purchase agreement. The parties each made numerous submissions to the arbiter during the arbitration process, with the parties offering contrasting positions on numerous factual and legal points, which resulted in the arbitration process continuing well after the one-year measurement period under ASC 805 — ultimately into January 2018 when the parties terminated the arbitration as a result of the execution of the settlement agreement.

While MCBC continued to actively monitor the status of the arbitration process during the one-year measurement period and how it might have affected the recorded amounts of assets acquired and liabilities assumed in the Acquisition under ASC 805, at the conclusion of the measurement period in October 2017, there was no reliable basis for predicting or estimating the probability or ultimate timing of the outcome of the arbitration, as the arbitration process remained ongoing. Specifically, there continued to be a reasonable possibility that there would be no adjustment to the original purchase price. Due to the significant uncertainty of whether there would be any purchase price adjustment at the time the measurement period was ending, MCBC did not revise the preliminary determination of consideration transferred or its assignment to the assets acquired and liabilities assumed for any of the potential downward adjustment under ASC 805.

Subsequent to the closure of the one-year measurement period, in October 2017, and through early January 2018, the arbitration process continued with the parties making additional submissions in continued support of their respective opposing positions. In mid-January 2018 ABI and MCBC entered into good faith negotiations to attempt to settle the purchase price adjustment dispute outside of arbitration. Subsequently, MCBC and ABI entered into a settlement agreement on January 21, 2018, and, on January 26, 2018, pursuant to the settlement agreement, ABI paid to MCBC $330.0 million, of which $328.0 million constituted the Adjustment Amount (as defined in the purchase agreement).

This settlement occurred following the completion of the one-year measurement period and, as a result, we were prohibited from making any adjustments to our previously finalized business combination accounting, including adjustments to consideration transferred. Therefore, MCBC determined the settlement proceeds related to the Adjustment Amount would be recorded as a gain in our consolidated statement of operations for the three months ended March 31, 2018. In arriving at this conclusion, MCBC considered the following guidance from ASC 805:

ASC 805-10-25-13: If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the acquirer shall report in its financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the acquirer shall retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date.

ASC 805-10-25-14: During the measurement period, the acquirer also shall recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date that, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the acquirer receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable. However, the measurement period shall not exceed one year from the acquisition date.

ASC 805-10-25-15: The measurement period is the period after the acquisition date during which the acquirer may adjust the provisional amounts recognized for a business combination. The measurement period provides the acquirer with a reasonable time to obtain the information necessary to identify and measure any of the following as of the acquisition date in accordance with the requirements of this Topic:

a.              The identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree

b.              The consideration transferred for the acquiree

c.               In a business combination achieved in stages, the equity interest in the acquiree previously held by the acquirer

d.              The resulting goodwill recognized in accordance with paragraph 805-30-30-1 or the gain on a bargain purchase recognized in accordance with paragraph 805-30-25-2.

ASC 805-10-25-19: After the measurement period ends, the acquirer shall revise the accounting for a business combination only to correct an error in accordance with Topic 250.

At the end of the one-year measurement period, which occurred in October 2017 prior to the filing of our third quarter Form 10-Q, MCBC again re-evaluated our position as we finalized purchase accounting and determined that there was no reliable basis for a different or better estimate. Based on the significant uncertainty in predicting the ultimate outcome of the arbitration at the time of the close of the one-year measurement period, MCBC concluded that it should not adjust the fair value of consideration transferred, assets acquired or liabilities assumed from the amounts previously recorded and disclosed in purchase accounting.

MCBC acknowledges that if this dispute over the Adjustment Amount had been resolved within the one-year measurement period, the cash receipt would have been accounted for as an adjustment to consideration transferred. MCBC therefore considered, despite the January 2018 settlement timing, whether the purchase price adjustment settlement would allow for an adjustment to the consideration transferred or its assignment to the assets acquired and liabilities assumed; however, given the specificity in the guidance that the measurement period cannot exceed one year and the prohibition of revising business combination accounting thereafter, MCBC ultimately concluded that such treatment would not be permitted under U.S. GAAP.

* * * *

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (303) 927-2337.  Thank you for your time and consideration.

Respectfully submitted,

/s/ Tracey I. Joubert
Tracey I. Joubert
Chief Financial Officer
(Principal Financial Officer)

cc: Brian C. Tabolt

Controller

(Chief Accounting Officer)